
April 13, 2011

<u>Via E-mail</u>
David M. Rees
President
BidGive International, Inc.
3538 Caruth Boulevard, Suite 200
Dallas, Texas 75225

> **Re:** **BidGive International, Inc.**
> **Item 4.01 Form 8-K**
> **Filed April 8, 2011**
> **File No. 0-49999**

Dear Mr. Rees:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within five business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

<u>Item 4.01 8-K Filed April 8, 2011</u>

1. On April 8, 2011, the Public Company Accounting Oversight Board ("PCAOB") revoked the registration of Chisholm, Bierwolf, Nilson & Morrill, LLC ("CBNM") because of violations of PCAOB rules and auditing standards in auditing financial statements, PCAOB rules and quality controls standards, and noncooperation with a Board investigation. You can find a copy of the order at http: http://pcaobus.org/Enforcement/Decisions/Documents/Chisholm.pdf. Please revise to disclose this fact.

2. Your most recent Form 10-K includes financial statements audited by CBNM. As CBNM is no longer registered with the PCAOB, you may not include the firm's audit reports or consents in your filings with the Commission made on or after April 8, 2011. If CBNM

audited a year that you are required to include in your filings with the Commission, then you should engage a firm that is registered with the PCAOB to re-audit that year. Please advise us as to how you intend to address any re-audit requirements.

3. Please disclose the date that you actually dismissed CBNM. Refer to paragraph (a)(1)(i) of Item 304 of Regulation S-K.

4. Since the dismissal of one accountant and the engagement of another accountant are two separate events, please also disclose whether the decision to engage Peter Messineo, CPA was recommended or approved by the Board of Directors. Refer to Item 4.01(a)(1)(iii) of Regulation S-K.

5. Please revise your disclosures in the first and second paragraphs to state whether CBNM's reports for either of the fiscal years ended December 31, 2009 and December 31, 2008 contained an adverse opinion or a disclaimer of opinion or was qualified or modified as to uncertainty, audit scope, or accounting principles and also describe the nature of each such adverse opinion, disclaimer of opinion, modification, or qualification.

6. Please file an updated letter from CBNM as Exhibit 16 to the amendment filed in response to our comments in accordance with Items 304(a)(3) and 601(b)(16) of Regulation S-K. The updated letter should state whether the former auditor agrees with the statements made in the filing and, if not, stating the respects in which it does not agree.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Ta Tanisha Meadows at (202) 551-3322 if you have questions. In her absence you may contact me at (202) 551-3344.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief